Exhibit 99.1

MOBILEYE N.V.

2013 ANNUAL REPORT

1

2013 ANNUAL REPORT

TABLE OF CONTENTS

Page

CONSOLIDATED FINANCIAL STATEMENTS:
Report of the management board	3-6
Consolidated Income Statements	7
Consolidated statements of comprehensive income (loss)	8
Consolidated balance sheet	9-10
Consolidated statements of changes in shareholders’ equity	11
Consolidated statements of cash flows	12
Notes to consolidated financial statements	13-47
MOBILEYE N.V FINANCIAL STATEMENTS:
Mobileye N.V. balance sheets	48
Mobileye N.V. income statements	49
Notes to Mobileye N.V. financial statements	50-54
Other Information	55-56
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	57

2

MOBILEYE N.V.

REPORT OF THE MANAGEMENT BOARD

Mobileye N.V. (the “Company”) was incorporated in the Netherlands in 2002 and at the outset of a re-organization became the new parent company of: Mobileye Inc., a company incorporated in the United States (the “US subsidiary”), Mobileye Technologies Ltd., a company incorporated in Cyprus (the “Cypriot subsidiary”) and Mobileye Vision Technologies Ltd. (the “Israeli subsidiary). In 2006, another wholly owned subsidiary was incorporated in Japan, Mobileye Japan Ltd, (the Japanese subsidiary”) and in 2012, another wholly owned subsidiary was incorporated in Germany, Mobileye Germany GmbH, (the “German subsidiary”)and all together, (the “Subsidiaries”).The Consolidated financial statements include the accounts of Mobileye N.V. and its wholly-owned subsidiaries.

Our mission is to become the global leader in the design and development of software and related technologies for camera-based Advanced Driver Assistance Systems (“ADAS”). Our technology aims to keep passengers safer on the roads, reduces the risks of traffic accidents and saves lives.

We manage the Company and its subsidiaries on the basis of two operating segments: Original Equipment Manufacturing (OEM) and After Market (AM). The OEM segment supplies the proprietary software algorithms and EyeQ® chip that are the core intelligence of the complete ADAS to the Tier 1 companies that are the system integrators for the automotive industry. The OEM activity also includes participations in research and development expenses for research and development projects. Our direct customer is the Tier 1 company but we have strong direct relationships with the OEMs. In the AM segment, the Company sells a complete system, which includes our proprietary software algorithms and EyeQ® chip as well as the camera and other necessary components. The complete system offers a variety of ADAS functions to end customers including commercial fleet owners, fleet management system providers, new vehicle dealers and importers. We generate sales in the AM segment either directly or through distributors.

Most of the employees of the Company and its subsidiaries are employed by the Israeli subsidiary. In 2013, the Israeli subsidiary employed approximately 318 employees, of which 79% are active in R&D. The Israeli subsidiary is providing R&D services to the Cypriot subsidiary, which owns the intellectual property (“IP”) rights. The Cypriot subsidiary uses contract manufacturers to manufacture the EyeQ® chip and the AM products. The Cypriot subsidiary operates worldwide by selling directly to customers and by selling to the other Subsidiaries (the Israeli subsidiary, the US subsidiary and the Japanese subsidiary) which act as distributors on its behalf.

Our business is subject to risks. In particular, the following factors may have an adverse effect on our business:

•	There is no assurance that monocular camera processing will be the dominant sensor modality in the ADAS industry.

•	If we are unable to develop and introduce new ADAS functions and improve existing functions in a cost-effective and timely manner, our business, results of operations and financial condition would be adversely affected.

•	We depend on STMicroelectronics N.V. to manufacture our EyeQ® chips.

•	We may incur material costs as a result of actual or alleged product defects, product liability suits, and warranty and recall claims.

•	We invest effort and expenditure seeking OEM validation of our products, and there can be no assurance that we will win production models, which could adversely affect our future business, results of operations and financial condition.

•	The period of time from a design win to implementation is long and we are subject to the risk of cancellation or postponement of the contract or unsuccessful implementation.

3

•	We may be unable to attract and retain key personnel, which could seriously harm our business.

•	Our aftermarket segment is subject to a number of risks.

•	Our business would be adversely affected if certain OEMs were to change their ADAS technology and not include our products in future models.

•	If we do not maintain sufficient inventory, we could lose sales.

•	We may not be able to adequately protect or enforce our intellectual property rights, and our efforts to do so may be costly.

•	We may become subject to litigation brought by third parties claiming infringement by us of their intellectual property rights.

•	We may be required to pay monetary remuneration to employees who develop inventions, even if the rights to such inventions have been assigned to us and the employees have waived their rights to royalties or other compensation.

•	In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.

•	Disruptions to our IT system may disrupt our operations and materially adversely affect our business and results of operations.

During 2013 we have launched several new programs with OEMs such as BMW, Nissan, jaguar-Land-Rover, Ford and Honda.

Most important is that 3 of the above have simultaneously launched new systems containing our Forward Collision Warning (FCW) which is the first time where the industry starts to adopt FCW through a camera over radar; Mobileye is the only supplier with such capability.

During 2013 we raised a total of $28.3 million in equity to five unaffiliated and highly regarded financial investors, including some of the largest US based global institutional asset managers and a leading Chinese global private equity fund.

Our revenues in the OEM segment increased by 128% from the year ended December 31, 2013 to the year ended December 31, 2012. Our revenues in the AM segment increased by 44% from the year ended December 31, 2013 to the year ended December 31, 2012.

4

Revenues by Segment
	Year ended December 31,
	2013	2012
	(U.S. dollars in thousands)
OEM	63,290	$27,818
AM	17,955	12,467
Total	81,245	$40,285

Our primary sources of funds have been issuance of shares to new investors during the year ended December 31, 2007, the year ended December 31, 2010, the year ended December 31, 2011 and the year ended December 31, 2013 . In each year, we also received cash proceeds upon the exercise of outstanding options. Our primary uses of funds have been for increasing our headcount as part of our major investment in the R&D activities to increase our penetration into this market. We believe that our existing cash will be sufficient to meet our anticipated cash needs for the next 12 months. Our future capital requirements will depend on many factors, including our growth rate and the timing and extent of operating expenses.

The Company and its subsidiaries’ cash equivalents and short-term investments are mainly invested in short-term, long-term deposits and marketable securities with major Israeli banks. We believe that the financial institutions holding the investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

Cash flows provided by operating activities increased by $29 million to $26 million for 2013, from $(2.7) million for 2012. The increase in cash flows provided by operating activities was primarily due to increase in profit and stock based compensation.

Cash flows used by investing activities decreased by $8.8 million, to $ (7.2) million for 2013, from $1.6 million for 2012. The decrease was primarily due to changes in marketable securities.

Cash flows from financing activities increased by $37.7 million to $38 million for 2013, from $0.3 million for 2012. The increase in cash flows from financing activities was primarily due to the issuance of shares during 2013.

Our future Cash flows expectation for the year ended 31, December 2014 are for an increase in Cash flows provided by operating activities primarily due to significantly higher expected revenue in 2014 and increase in Cash flows provided by financing activities due to expected raise of equity in 2014.

The Dutch One-Tier Board Act (Wet bestuur en toezicht) effective as of 1 January 2013 indicates that the board of directors will be deemed to have a balanced gender distribution if, of the seats occupied by individuals, at least 30% are occupied by women and at least 30% by men. In 2013 the Board of Directors does not meet the 30% requirement stipulated in the Dutch Act. Mobileye NV aims to achieve a wide and diverse composition of staff within all levels of the company and will take the requirements into consideration as much as possible in future appointments.

During 2013 the entity was a private company, and as such was not required to comply with the Dutch Corporate Governance Code. On August 6, 2014 the entity closed its initial public offering on the New York Stock Exchange. The entity will provide required disclosures on its 2014 statutory (IFRS) financial statements. .

5

Subsequent events

a.	Subsequent to December 31, 2013, the Company granted to its employees additional 13,455,700 options exercisable into the same amount of the Company’s Ordinary shares, at a weighted average exercise price of $7.82 per share. Of these options, 11,500,000 were granted to two of the Company executive directors, who are also shareholders and 200,0000 non non-executive directors.

b.	The Company decided to increase the stock option plan pool, from 11% to up to 18% options out of the Company’s outstanding aggregate number of shares of all classes.

c.	In July 2014, the Company’s shareholders approved a five-for-one stock split of all classes of the Company’s shares. In addition, the shareholders approved an increase to the number of authorized shares of all classes of shares. The accompanying financial statements and notes to the financial statements give retroactive effect to these resolutions for all periods presented.

d.	On August 6, 2014, the Company closed its initial public offering (IPO), which included an issuance of 8,325,000 Ordinary shares (with no liquidation preference), at $25 per share, before underwriting discounts and commissions. In addition, prior to the IPO certain shareholders exercised 1,463,051 options to acquire Ordinary shares, for an aggregate exercise price of $1,470,169.

The IPO generated net proceeds to the Company of approximately $193.7 million.
Immediately prior to the IPO, the outstanding shares of all classes were converted on a 1:1 basis into Ordinary shares. Following the IPO, the number of issued and outstanding Ordinary shares is 212,301,196.

e.	Prior to the IPO in August 2014, the Company reorganized its internal corporate structure and all of its intellectual property, formerly owned by the Cypriot subsidiary, was transferred to the Israeli subsidiary.

Amsterdam, October 7 2014

Amnon Shashua	Ziv Aviram
Chairman and Executive Director	Executive Director
Elected on July 10th 2014	Elected on July 10th 2014

Eyal Deshe	Peter Neustadter
Non-executive Director	Non-executive Director
Elected on July 10th 2014	Elected on July 10th 2014

Tomaso A. Poggio	Judith Richter
Non-executive Director	Non-executive Director
Elected on July 31st 2014	Elected on July 31st 2014

Eli Barkat
Non-executive Director
Elected on July 31st 2014

Ms. Vivian Fransman, managing Director, resigned on June 18, 2014

Mr. Hagai Greenspon, Director, resigned on June 15, 2014

Mr. Norio Icihashi, Director, resigned on June 15, 2014

Mr Nick Advani, resigned on June 16, 2014

6

MOBILEYE N.V.

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31
		2013	2012
	Note	U.S. dollars in thousands
REVENUES		81,245	40,285
COST OF REVENUES		21,130	12,219
GROSS PROFIT		60,115	28,066
RESEARCH AND DEVELOPMENT, net		22,422	15,785
SALES AND MARKETING		12,349	6,421
GENERAL AND ADMINISTRATIVE		10,286	7,400
OPERATING PROFIT (LOSS)		15,058	(1,540)
FINANCIAL INCOME	7	2,561	2,261
FINANCE EXPENSES	7	(218)	(386)
FINANCE INCOME, net		2,343	1,875
INCOME BEFORE TAXES ON INCOME		17,401	335
BENEFIT (TAXES) ON INCOME		2,332	(334)
NET INCOME ATTRIBUTED TO SHAREHOLDERS OF THE PARENT COMPANY		19,733	1

The accompanying notes are an integral part of the consolidated financial statements.

7

MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year ended December 31
	Note	2013	2012
		U.S. dollars in thousands

NET INCOME		19,733	1
OTHER COMPREHENSIVE INCOME (LOSS):
Items that will not be reclassified to profit or loss
Re-measurements of post-employment benefit obligations	9	(1,464)	(668)
Items that may be subsequently reclassified to profit or loss
Unrealized gain on marketable securities		391	549
TOTAL OTHER COMPREHENSIVE LOSS		(1,073)	(119)
TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTED TO SHAREHOLDERS OF THE PARENT COMPANY		18,660	(118)

The accompanying notes are an integral part of the consolidated financial statements.

8

MOBILEYE N.V.

CONSOLIDATED BALANCE SHEETS

		December 31
		2013	2012
	Note	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents		72,560	14,979
Short-term deposits		5,006	10,225
Marketable securities	8	46,718	35,736
Restricted cash		78	75
Trade accounts receivables, net		12,490	7,101
Inventories	6c	11,354	9,275
Other current assets	6d	4,000	2,883
TOTAL CURRENT ASSETS		152,206	80,274
NON-CURRENT ASSETS:
Property and equipment, net	6a	5,697	4,511
Other long-term assets	6b	3,500	320
TOTAL NON-CURRENT ASSETS		9,197	4,831
TOTAL ASSETS		161,403	85,105

The accompanying notes are an integral part of these consolidated financial statements.

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MOBILEYE N.V.

CONSOLIDATED BALANCE SHEETS

		December 31
		2013	2012
	Note	U.S. dollars in thousands
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accrued expenses		11,093	6,772
Employee related accrued expenses		3,703	2,644
Other current liabilities		1,441	1,969
TOTAL CURRENT LIABILITIES		16,237	11,385
NON-CURRENT LIABILITES:
Retirement benefit obligations, net	9	2,759	1,152
Long term liabilities	4	1,402	982
TOTAL NON-CURRENT LIABILITIES		4,161	2,134
TOTAL LIABILITIES		20,398	13,519

SHAREHOLDERS’ EQUITY:	11
Class B Ordinary shares, EUR 0.01 par value		75	130
Class C Ordinary shares, EUR 0.01 par value		35	50
Class D Ordinary shares, EUR 0.01 par value		415	560
Class E Ordinary shares, EUR 0.01 par value		155	185
Class F1 Ordinary shares, EUR 0.01 par value		165	-
Class F2 Ordinary shares, EUR 0.01 par value		480	-
Ordinary shares (with liquidation preferences), EUR 0.01 par value		680	850
Class A Ordinary shares, EUR 0.01 par value		345	435
Additional paid-in capital		240,572	189,953
Other reserves		612	221
Accumulated deficit		(102,529)	(120,798)
TOTAL SHAREHOLDERS’ EQUITY		141,005	71,586
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		161,403	85,105

Chairman of	Chief Executive
The Board of Directors	Officer and Director

Date of approval of the financial statements: October 7, 2014

The accompanying notes are an integral part of these consolidated financial statements.

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MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Other reserves	Total
		U.S. dollars in thousands (except for share data)
Balance at December 31, 2011	191,874,340	2,205	187,831	(120,131)	(328)	69,577
Changes during 2012:
Exercise of options	111,540	5	267	-	-	272
Stock-based compensation	-	-	1,855	-	-	1,855
Other comprehensive income	-	-	-	(668)	549	(119)
Profit for the year	-	-	-	1	-	1
Balance at December 31, 2012	191,985,880	2,210	189,953	(120,798)	221	71,586
Changes during 2013:
Exercise of options	6,229,270	85	9,661	-	-	9,746
Stock-based compensation	-	-	13,131	-	-	13,131
Other comprehensive income	-	-	-	(1,464)	391	(1,073)
Issuance of shares, net of issuance costs	4,297,995	55	27,827	-	-	27,882
Profit for the year	-	-	-	19,733	-	19,733
Balance at December 31, 2013	202,513,145	2,350	240,572	(102,529)	612	141,005

The accompanying notes are an integral part of these consolidated financial statements.

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MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended 31 December 2013 and 2012

In thousand U.S dollars	2013	2012
Operating activities
Profit for the year	19,733	1
Adjustments to reconcile net profit to net cash provided by (used in) operating activities:
Depreciation	1,694	1,245
Exchange rate differences on cash and cash equivalents	(280)	(103)
Liability for retirement benefit obligations, net	143	(49)
Loss (Gain) from marketable securities	(767)	226
Loss from sale of property and equipment	22	11
Stock-based compensation	13,131	1,855
Changes in asset and liability items:
Inventories	(2,079)	(4,955)
Trade accounts receivables, net	(5,389)	(1,757)
Other current assets	(1,117)	185
Other long-term assets	(3,180)	(128)
Accounts payables and accrued expenses	3,590	869
Employee related accrued expenses	1,059	712
Other current liabilities	(528)	(800)
Long term liabilities	420	9
Net cash provided by (used in) operating activities	26,452	(2,679)
Investing activities:
Change in short-term deposits	5,219	5,013
Proceeds from maturities / sales of marketable securities	14,342	35,402
Purchase of marketable securities	(24,166)	(37,188)
Purchase of property and equipment	(2,592)	(1,525)
Change in restricted cash	(3)	(75)
Net cash provided by (used in) investing activities	(7,200)	1,627
Financing activities:
Issuance of shares, net of issuance costs	28,303	-
Exercise of options	9,746	272
Net cash provided by financing activities	38,049	272
Exchange rate differences on cash and cash equivalents	280	103
Increase (decrease) in cash and cash equivalents	57,581	(677)
Balance of cash and cash equivalents at beginning of period	14,979	15,656
Balance of cash and cash equivalents at end of period	72,560	14,979
Supplementary information on activities not involving cash flows:
Non cash purchase of property and equipment	310	121
Non cash share issuance costs	421	-
Additional information on cash provided by (used in) operating activities:
Income tax paid	405	613
Interest received	878	1,155

The accompanying notes are an integral part of these consolidated financial statements.

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MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - General

Mobileye N.V. was incorporated in the Netherlands in 2001 and is the parent company of the following wholly owned subsidiaries: Mobileye Inc., a company incorporated in the United States (the “US subsidiary”), Mobileye Technologies Ltd., a company incorporated in Cyprus (the “Cypriot subsidiary”), Mobileye Vision Technologies Ltd., a company incorporated in Israel (the “Israeli subsidiary”), Mobileye Japan Ltd, a company incorporated in Japan (the “Japanese subsidiary”) and Mobileye Germany GmbH, a company incorporated in Germany (the “German subsidiary”). In April 2013, Mobileye N.V. established a new wholly owned subsidiary in China in the name of Mobileye Auto Service (Shanghai) Co. Ltd. (the “Chinese subsidiary”).

The address of the parent company’s registered office is Geulstraat 15, 1078 KX Amsterdam.

The Company and its subsidiaries together (the “Company”) is a global leader in the design and development of camera-based Advanced Driver Assistance Systems (“ADAS”) covering the entire range of vision applications for onboard driving assistance.

Note 2 - Significant accounting policies

The significant accounting policies applied on a consistent basis are as follows:

a.	Basis of preparation and adoption of IFRS

The consolidated financial statements of the group have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS and as adopted by the Europien Union (EU).The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of amounts funded for severance pay, available-for-sale financial assets.

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

As the financial data of the Company are included in the consolidated financial statements, the income statement in the Company financial statements is presented in its condensed form (in accordance with article 402, Book 2 of the Dutch Civil Code).

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MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 - Significant accounting policies (continued):

b.	Foreign currency translation

1.	Functional and presentation currency

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the United States dollar. The consolidated financial statements are presented in United States dollar, which is the Company’s and the Company’s presentation currency.

2.	Transactions and balances

Monetary accounts maintained in currencies other than the United States dollar (principally cash and liabilities) are re-measured into United States dollars using the representative foreign exchange rate at the balance sheet date.

Operational accounts and nonmonetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency re-measurement are reported in current operations in the Income Statements as part of “Net finance income (expenses)”.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in profit or loss, and other changes in carrying amount are recognized in other comprehensive income.

c.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany balances and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

d.	Cash and Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

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MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 - Significant accounting policies (continued):

e.	Fair value of financial instruments

The carrying amounts of the Company’s financial instruments, which include cash equivalents, accounts receivable, accounts payable and other accrued expenses, approximate their fair values due to their short maturities.

f.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is computed using standard cost, which approximates average cost. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The Company analyzes and adjusts excess and obsolete inventories primarily based on future demand forecasts. Although the Company makes every effort to ensure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments would significantly impact the value of the inventory and the reported operating results. If actual market conditions are less favorable than the Company’s assumptions, additional write-downs may be required.

Inventories are written-down for estimated excess and obsolescence, based on assumptions about future demand and market conditions.

g.	Trade receivables

The Company’s accounts receivable balances are due from companies primarily in the car manufacture industry. Credit is given based on an evaluation of a customer’s financial condition and generally, collateral is not required. Trade accounts receivable from sales of products are typically due from customers within 30 - 90 days. Trade accounts receivable balances are initially recognized at fair value and subsequently at amortized cost basis using the effective interest rate method less provision for impairment. Accounts outstanding longer than their original contractual payment terms, are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company’s previous loss history from such customers, customer’s current ability to pay its obligation to the Company. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. The Company writes-off accounts receivable when they become uncollectible. The majority of trade receivables are current and are not past due.

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MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 - Significant accounting policies (continued):

h.	Property and equipment, net

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method.

Annual rates of depreciation are as follows:

%
Computers and electronic equipment	15-33
Vehicles	15
Office furniture and equipment	7
Equipment	33

Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease and estimated useful life of the improvements.

i.	Impairment of non-financial assets

The Company reviews - at each balance sheet date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of fixed assets. When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset in the Company accounts can be recovered from the cash flows anticipated from that asset, and, if necessary, records an impairment provision up to the amount needed to adjust the carrying amount to the recoverable amount. The recoverable value of an asset is determined according to the higher of an asset’s fair value less costs of disposal and value in use.

j.	Financial assets

Classification

The Company classifies its financial assets in the following categories: loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Company’s loans and receivables comprise “Trade accounts receivables, net” and “cash and cash equivalents” in the balance sheet.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company invests in monetary and non-monetary marketable securities classifies as available for sale. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

The Company classifies its investing in marketable securities as available-for-sale.

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MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 - Significant accounting policies (continued):

Recognition and measurement

Regular purchases and sales of financial assets are recognized on the date of settlement, which is the date in which the asset was delivered to the Company. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognized in other comprehensive income.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as part of net finance income. Dividends on available-for-sale equity instruments are recognized in the income statement when the Company’s right to receive payments is established.

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Impairment of financial assets

i.	Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or company of financial assets is impaired. A financial asset or a Company of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or Company of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a Company of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

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MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 - Significant accounting policies (continued):

For loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in the consolidated income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

ii.	Assets classified as available for sale

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a Company of financial assets is impaired. For debt securities, the Company uses the criteria referred to in (a) above. In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss is removed from equity and recognized in profit or loss. Impairment losses recognized in the consolidated income statement on equity instruments are not reversed through the consolidated income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated income statement.

k.	Research and development

Research and development expenses consist primarily of personnel, facilities, equipment and supplies for research and development activities.

An intangible asset arising from development is recognized if all of the following conditions are fulfilled:

▪	Technological feasibility exists for completing development of the intangible asset so that it will be available for use or sale.
▪	It is management’s intention to complete development of the intangible asset for use or sale.
▪	The Company has the ability to use or sell the intangible asset.
▪	It is probable that the intangible asset will generate future economic benefits, including existence of a market for the output of the intangible asset or the intangible asset itself or, if the intangible asset is to be used internally, the usefulness of the intangible asset.

18

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 - Significant accounting policies (continued):

▪	Adequate technical, financial and other resources are available to complete development of the intangible asset, as well as the use or sale thereof.
▪	The Company has the ability to reliably measure the expenditure attributable to the intangible asset during its development.

Other development costs that do not meet the foregoing conditions are charged to profit or loss as incurred. Development costs previously expensed are not recognized as an asset in subsequent periods. As of December 31, 2013, the Company has not capitalized development expenses.

Participations in research and development expenses for research and development projects are recognized on the basis of the costs incurred and is deducted from research and development expenses in the statement of operations. The Company does not receive any additional compensation or royalties upon completion of the project. The participation reimbursement received by the Company is not dependent on having future benefit from the project. All intellectual property generated from these arrangements are exclusively are exclusively owned by the Company.

l.	Revenue Recognition

The Company’s revenue results from sales of its products sold through its two operating segments: Original Equipment Manufacturing (OEM) and (ii) After Market (AM).

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied, stated net of discounts, returns and value added taxes. The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company’s activities.

Revenue of sales of products to resellers and distributors occurs upon delivery of products to the resellers and distributors. The Company does not give distributors any adjustments to cover price adjustments.

The Company also grants volume discounts to its OEM customers. These discounts are recorded as a reduction to revenue and are estimated at the time of sale. Total discounts for the years ended December 31, 2013 and 2012 were insignificant.

19

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 - Significant accounting policies (continued):

m.	Current and deferred income tax

The tax expense for the reported years comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

The Company’s management has determined not to distribute any amounts of its undistributed income as a dividend if such distribution would result in a tax liability. The Company intends to reinvest the amount of such profits. Accordingly, no deferred income taxes have been provided for.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

20

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 – Significant accounting policies (continued):

n.	Provision for warranty

The Company provides warranties for its products, which vary with respect to each contract and in accordance with the nature of each specific product, for terms of one year or less.

The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time the product is shipped. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

o.	Stock-based payments

The Company operates an equity-settled, share-based compensation plan, under which the Company receives services from employees as consideration for equity instruments of the Company. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense over the requisite service period, net of estimated forfeitures.

The fair value of options granted during the years ended December 31, 2013 and 2012 was estimated using the Black-Scholes option pricing model.

At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and additional paid in capital.

p.	Employee benefits

The Company operates various post-employment schemes, including both defined benefit and defined contribution pension plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay additional contributions other than the regular annual contribution. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

21

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 – Significant accounting policies (continued):

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in income.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Labor laws in Israel entitle every employee of the Israeli subsidiary to vacation days and recreation pay, both of which are computed annually. The entitlement with respect to each employee is based on the employee’s length of service at the Company. The Company recognizes a liability and an expense in respect of vacation and recreation pay based on the individual entitlement of each employee.

q.	Shareholders’ equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from issuance proceeds.

r.	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

s.	Provisions

Provisions for legal claims are recognized when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated.

Provisions are measured at the present value of the cash flows expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

22

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 – Significant accounting policies (continued):

t.	Stock Split

In July 2014, the Company’s shareholders approved a five-for-one stock split of all classes of the Company’s shares. The stock split had the following effects: (i) each outstanding share of any class was increased to five shares of the same class; (ii) each outstanding warrant or option to purchase Ordinary shares was proportionately increased on a five-for-one basis; and (iii) the exercise price of each outstanding warrant or option to purchase Ordinary shares was proportionately decreased on a one-for-five basis. All of the share and per share amounts have been adjusted, on a retroactive basis, to reflect this stock split.

In addition, the shareholders approved an increase to the number of authorized shares of all classes of shares to 500,000,000 shares authorized of which 200,000,000 are authorized ordinary shares, 100,000,000 are authorized class A shares, 25,000,000 are authorized class B shares, 25,000,000 are authorized class C shares, 50,000,000 are authorized class D shares, 20,000,000 are authorized class E shares, 15,000,000 are authorized class F1 shares and 65,000,000 are authorized class F2 shares. The accompanying financial statements and notes to the financial statements give retroactive effect to these resolutions for all periods presented.

23

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 – Significant accounting policies (continued):

u.	New international financial reporting standards, amendments to standards and new interpretations:

a)	New and amended standards adopted by the Company

1)	IAS 1 Amendment – “Financial statement presentation” regarding other comprehensive income.

The main change resulting from these amendments is a requirement for entities to group items presented in “other comprehensive income” (OCI) on the basis of whether they are potentially re-classifiable to profit or loss subsequently (reclassification adjustments). The amendments do not address which items are presented in OCI.

The amendment is effective for annual periods beginning on or after July 1, 2012. The Company adopted this amendment on January 1, 2013 retrospectively for all presented periods. Since some of the OCI items (Unrealized gain (loss)on marketable securities) are potentially re-classifiable to profit or loss subsequently and other OCI items (Re-measurements of post-employment benefit obligations) are not potentially re-classifiable to profit or loss subsequently, the Company, following the adoption of the amendment presented separately in the OCI each group of items.

2)	Amendments to IFRSs 10 and 12 on transition guidance

These amendments provide additional transition relief to IFRSs 10 and 12, limiting the requirement to provide adjusted comprehensive information to only the preceding comparative period. For disclosure related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is the first applied.

The amendment is effective for annual periods beginning on or after January 1, 2013. The Company adopted this amendment on January 1, 2013, and its first time adoption had no material impact on the financial statements of the Company.

3)	IFRS 10 - “Consolidated financial statements”

The objective of IFRS 10 is to establish principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entity (an entity that controls one or more other entities) to present consolidated financial statements. It defines the principle of control, and establishes controls as the basis for consolidation. It sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee. It also sets out the accounting requirements for the preparation of consolidated financial statements.

The revised standard is effective for annual periods beginning on or after January 1, 2013. The Company adopted this amendment on January 1, 2013, and its first time adoption had no material impact on the financial statements of the Company.

24

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 – Significant accounting policies (continued):

4)	IFRS 13 “Fair value measurement”

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRS and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP.

IFRS 13 is effective to annual periods beginning on or after January 1, 2013. The Company adopted this amendment on January 1, 2013, and its first time adoption had no material impact on the financial statements of the Company.

b)	standards, amendments to standards and interpretations that are not yet effective and have not been early adopted by the Company:

IFRS 9 - “Financial Instruments”

IFRS 9 Financial instruments, is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. 2013 amendments to IFRS 9 have removed the previous mandatory effective date of January 1, 2015, but the standard is available for immediate application. The Group is yet to assess the full impact of the standard.

25

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 3 - Financial risk management

3.1 Financial risk factors

The Company’s activities expose it to a variety of financial risks: market, credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is carried out by the company’s CFO under policies approved by the board of directors. The board of directors discusses and identifies on a regular basis, financial and operational risks in close co-operation with the Company’s operating units. The board provides the principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, dependence on a sole supplier, and investment of excess liquidity.

(a) Market risk

Foreign exchange risk: The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from recognized assets and liabilities in foreign operations.

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The Company carries out a great majority of its sales and manufacturing activities in USD hence it is not exposed to foreign exchange risk in these areas. The Company is exposed primarily to the NIS exchange rate risk with respect to its activity in Israel, mainly regarding payroll expenses. The Company sustains NIS cash balances sufficient for 12-24 months for its NIS requirements.

Interest rate risks: Interest rate risk is the risk that the value of a financial instrument will be affected by changes in the market rate of interest. The Company’s interest rate risk relates to its vesting in marketable securities, which are mainly invested in government and corporate debentures. The Company invests mainly in relatively shorter term debentures in order to minimize the interest rate risk.

Dependence on a sole supplier: The Company purchases all its chips from a single supplier. Any problems that occur and persist in connection with the manufacture, delivery, quality or cost of the assembly and testing of inventory could have a material adverse effect on the Company’s business and financial condition. The agreement expires on December 31, 2022.

In order to decrease the abovementioned risks, the Company maintains inventory reserves sufficient for 6-8 months of activity in various production stages.

The Company has decided to train a second facility of production within the current supplier in order to eliminate any force majeure risks.

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MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 3 - Financial risk management (continued):

(b) Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash equivalents and short-term deposits and marketable securities. The Company’s cash equivalents, short-term deposits and marketable securities are mainly invested with major Israeli, Swiss and U.S. banks. Management believes that the financial institutions holding the Company’s investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

(c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company monitors its cash flow requirements on a regular basis to ensure it has sufficient cash to its expected operational expenses that can be reasonably predicted.

3.2 Fair value estimation

Below is an analyses of financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2).

Inputs for the asset or liability that are not based on observable market data (that is unobservable inputs) (Level 3).

The Company’s financial instruments carried at fair value comprise of marketable securities classified as available for sale. The fair value of these securities is based on quoted market prices in active markets (level 1).

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 4 - Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a.	Write down of inventory

Inventories are stated at the lower of cost and net realisable value, with due allowance for excess and obsolete items. The Company analyzes and adjusts excess and obsolete inventories primarily based on future demand forecasts. Although the Company makes every effort to ensure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments would significantly impact the value of the inventory and the reported operating results. If actual market conditions are less favorable than the Company’s assumptions, additional write-downs may be required.

The amount of write-downs of inventories to net realizable value is disclosed in note 6.

b.	Employee compensation in connection with equity awards

In evaluating the fair value and the recognition method of share-based payment, the Company’s management is required to estimate, among others, different parameters included in the computation of the fair value of the options and the number of options that will vest. Actual results and estimates to be made in the future may significantly differ from current estimates.

c.	Realizability of deferred tax assets

Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is probable that sufficient and suitable taxable profits will be available in the future, against which the reversal of the temporary differences can be deducted, taking into account any legal restrictions on the length of loss-carryforward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, loss-carryforward periods, and tax planning strategies. See also note 5.

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MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 4 - Critical accounting estimates and judgments (continued):

d.	Considering uncertain tax positions

The assessment of amounts of current and deferred taxes requires the Company’s management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on interpretation of tax laws and regulations, and the Company’s past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. This provision is classified as Long term liabilities. See also note 5.

e.	Contingencies

The Company has contingent liabilities in respect of legal claims. The provisions for legal claims are recorded based on the estimates of the Company’s management (after consulting with legal counsel) as to the likelihood that cash flows will be required to settle these liabilities, and at the discounted amounts of such cash flows.

The Company’s assessments are based on the on the stage these claims are at and on the experience of the Company’s legal advisers.

The outcome of the legal cases in court could be different from the Company’s assessments. See also note 10.

4.2 Critical judgments in applying the entity’s accounting policies

Development expenses

Development expenses are capitalized in accordance with the accounting policy described in note 2k. The capitalization of costs is based on management’s judgment of technological and economic feasibility, which is usually achieved when a development project reaches a predefined milestone, or when the Company enters into a transaction to sell the know-how that resulted from the development process. In determining the amount to be capitalized, management makes assumptions as to the future anticipated cash inflows from the assets, and the anticipated period of future benefits. Company management has concluded that, as of December 31, 2013, the foregoing conditions have not been met and therefore development expenses have not been capitalized for any project.

If management had determined that the aforementioned conditions had been met, the capitalization of development costs would have resulted in an increase in the Company’s profit or a decrease in its losses.

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MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 5 - Taxes on income

a.	Tax rates

Each of the Company’s subsidiaries is taxed under the applicable law, in accordance with the country of its residence. The enacted statutory tax rates applicable to the significant subsidiaries of the Company’s subsidiaries are as follows:

Cypriot subsidiary - income is taxed at the corporate tax rate. The Corporate tax rate in Cyprus was 12.5% in 2013. The Cypriot subsidiary can offset profits arising in future years with taxable losses (carry-forward losses) for the previous five years from the fiscal year in which the losses were incurred. Interest income is taxed at the Defense tax rate. The Defense tax rate in Cyprus were as follows: 2012 - 15%, 2013 - 30% (effective from May 1, 2013).

The Israeli subsidiary is taxed under the Israeli law. Income not eligible for benefits under the Investment Law mentioned below is taxed at the corporate tax rate. Corporate tax rates in Israel were as follows: 2011 — 24%, 2012 — 25%, 2013 — 25%. Pursuant to recent amendment of the Israeli Income Tax Ordinance the corporate tax rate will increase to 26.5% commencing on January 1, 2014.

The above amendment to corporate tax rates did not have a material impact on the balance of the Company’s deferred tax assets.

30

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 5 - Taxes on income (continued):

Israel Tax benefits under the Law for Encouragement of Capital Investments, 1959 (the “Law”):

The Israeli subsidiary has been granted with a “Benefited Enterprise” status, which provides certain benefits, including tax exemptions for undistributed income and reduced tax rates. The Israeli subsidiary is entitled to tax exemption during a period of ten years commencing 2005. The proportion of the Israeli subsidiary’s taxable income entitled to tax exemption is calculated on the basis of the ratio between the turnover attributed to the “Benefited Enterprise” and the whole turnover of the Israeli subsidiary. The turnover attributed to the “Benefited Enterprise” is calculated, by taking the increase resulting from the comparison of the Israeli subsidiary’s turnover with its “base” turnover, which is the average turnover attributed to the last three years before the activation of the “Benefited Enterprise”, or by applying such other basis as is stipulated in the instrument of approval. The Israeli subsidiary elected 2005 as its “Implementation Year” as stipulated in the Law, and notified the Israeli Tax Authorities that it elects 2007, 2009 and 2012 as its “Expansion Years”, as stipulated in the Law.

In the event of distribution of a cash dividend from income which was tax exempt as set forth above, the Israeli subsidiary would have to pay the 25% tax in respect of the amount distributed.

The entitlement to the above benefits is conditional upon the Israeli subsidiary’s fulfilling certain conditions. In the event of failure to comply with these conditions, the entitlement for benefits might be cancelled and the Israeli subsidiary might be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest. As part of the requirements necessary to be granted with this status, the Israeli subsidiary was recognized during 2006, by the Chief Scientist Office as a “Research and Development company”. The Company’s management believes that all conditions are fulfilled and therefore these financial statements were prepared under the assumption that the Israeli subsidiary is entitled to those benefits.

b.	Tax assessments

As of the date of approval of the consolidated financial statements, the Israeli subsidiary has final tax assessments through 2009. Mobileye N.V. has final tax assessments through 2013, and the Cypriot subsidiary has final tax assessments through 2008. All other Company’s subsidiaries have not been assessed since incorporation.

c.	Carry-forward tax losses

Deferred tax assets on carry-forward losses for tax purposes are recognized if the utilization of the relevant tax benefit through a future taxable income is expected.

Carry-forward tax losses related to the Cypriot subsidiary totaled approximately $23,779 thousand as of December 31, 2013 (2012: $58,480 thousands). Such losses expire within five years from its creation. As of December 31, 2012, the Company did not create deferred taxes in respect of those losses since their utilization was not expected in the foreseeable future. As of December 31, 2013 the Company recorded deferred taxes in respect of those losses as management believes that it is probable that the related tax benefit will be utilized through future taxable profits.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 5 - Taxes on income (continued):

d.	The income tax recognized in the loss comprise of:

	2013	2012
Current tax:
Current tax on profit for the year	(749)	(327)
Total current tax	(749)	(327)
Deferred tax:
Origination and reversal of temporary differences	3,081	(7)
Total deferred tax	3,081	(7)
Income tax expenses	2,332	(334)

e.	The gross movement on the deferred income tax account is as follows:
	2013	2012
At January 1:	100	105
Income statement charge*	3,050	(5)
Re-measurements of post-employment benefit liabilities recognized as other comprehensive income	82	-
At December 31	3,232	100
* The amounts include exchange rate differences charges of $31 thousand and $2 thousand in 2013 and 2012 respectively.

f.	Taxes on income reconciliation

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to taxes on income as reported in the statements of operations:

	Year ended December 31
	2013	2012
	U.S. dollars in thousands

Income (loss) before taxes on income as reported in the statements of operations	17,401	335
Statutory tax rate in the Netherlands	25%	20%
Theoretical tax benefit (taxes on income)	(4,350)	(67)

Increase (decrease) in taxes on income resulting from:
Tax adjustment for foreign subsidiaries subject to a different tax rate	1,288	(201)
Usage of carry forward tax losses in the Cypriot subsidiary	3,276	-
First time creation of deferred tax asset relating to carry forward tax losses in the Cypriot subsidiary	2,574	-
Non-deductible expenses	(34)	(25)
Other	(422)	(41)
Taxes (benefit) on income as reported in the statements of operations	2,332	(334)

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MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 6 - Supplementary balance sheet information

a.	Property and equipment:

Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein in 2013 are as follows:

	Cost				Accumulated depreciation
					Balance
	at			Balance	at			Balance	Depreciated cost
	beginning			at end of	beginning			at end of	December 31
	of year	Additions	Disposals	year	of year	Additions	Disposals	year	2013	2012
	U.S dollars in thousands

Computers and electronic equipment	6,976	2,348	-	9,324	4,845	1,203	-	6,048	3,276	2,131
Vehicles	420	420	(106)	734	142	118	(84)	176	558	278
Office furniture and equipment	490	55	-	545	147	40	-	187	358	343
Leasehold improvements	2,769	79	-	2,848	1,111	254	-	1,365	1,483	1,658
Equipment	355	-	-	355	254	79	-	333	22	101
	11,010	2,902	(106)	13,806	6,499	1,694	(84)	8,109	5,697	4,511

Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein in 2012, are as follows:

	Cost				Accumulated depreciation
					Balance
	at			Balance	at			Balance	Depreciated cost
	beginning			at end of	beginning			at end of	December 31
	of year	Additions	Disposals	year	of year	Additions	Disposals	year	2012	2011
	U.S dollars in thousands

Computers and electronic equipment	5,814	1,162	-	6,976	3,985	860	-	4,845	2,131	1,829
Vehicles	277	143	-	420	102	40	-	142	278	175
Office furniture and equipment	402	98	(10)	490	115	32	-	147	343	287
Leasehold improvements	2,587	183	(1)	2,769	868	243	-	1,111	1,658	1,719
Equipment	295	60	-	355	184	70	-	254	101	111
	9,375	1,646	(11)	11,010	5,254	1,245	-	6,499	4,511	4,121

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MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 6 – Supplementary balance sheet information (continued):

b.  Other long term assets

	Balance at
	December 31
In thousand U.S dollars	2013	2012
Long term pre-paid expenses	81	99
Long term deferred tax	3,232	100
Long term deposits	187	121
	3,500	320

	December 31
	2013	2012

c. Inventory

Raw materials and work in process	2,669	3,760
Finished goods and spare parts	8,685	5,515
	11,354	9,275

Inventory of $23 thousand, and $231 thousand was written down in the years ended December 31, 2013 and 2012, respectively

d. Other current assets

	December 31
In thousand U.S dollars	2013	2012
Institutions*	770	881
Prepaid expenses	1,260	610
Receivable from R&D participation	1,409	795
Sundry	561	597
	4,000	2,883
* Includes mainly VAT and Tax authorities.

34

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 7 - Supplementary statement of operations information

a. Expenses by nature
	Year ended December 31
In thousand U.S dollars	2013	2012
Payroll and Related	24,370	17,843
Materials and subcontractors	19,344	3,740
change in inventories	2,079	4,955
Marketing expenses	794	1,080
Professional fees	9,813	6,603
Travel abroad	1,885	1,730
Depreciation	1,694	1,245
Other	6,208	4,629
Total cost of revenue, sales and marketing and general and administrative expenses	66,187	41,825

b. Financial income (expenses)
Financial costs:
Bank interest and commission	218	112
Net loss from sales of marketable securities	-	226
Other	-	48
Total financial expenses	218	386
Financial income:
Net gain from sales of marketable securities	767	-
Interest income on short-terrn bank deposits	247	466
Interest income from marketable securities	786	1,040
Foreign exchange rate differences	761	755
Total financial income	2,561	2,261
Financial income (expenses), net	2,343	1,875

35

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 8 – Marketable securities

Marketable securities are classified as available-for-sale financial assets. The fair value of marketable securities is based on quoted market prices in active markets (level 1). Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Available-for-sale financial assets include the following:

	As of December 31, 2013
	Cost	Aggregate fair value	Unrealized gains, net
	U.S. dollars in thousands
Government and corporate debentures	45,518	46,114	596
Other	588	604	16
	46,106	46,718	612

	As of December 31, 2012
	Cost	Aggregate fair value	Unrealized gains (losses), net
	U.S. dollars in thousands
Government and corporate debentures	34,927	35,258	331
Other	588	478	(110)
	35,515	35,736	221

The maximum exposure to credit risk at the reporting date is the carrying value of the debt securities classified as available for sale.

None of these financial assets is either past due or impaired.

36

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 9 – Retirement benefits obligation

a.	Defined benefit plan

Labor laws and agreements require the Israeli subsidiary to pay severance pay and/ or pensions to employees dismissed or retiring from their employ in certain other circumstances. ), the obligation of the Israeli subsidiary to pay retirement benefits is treated as a defined benefit plan.

The amounts of the benefits to be received by an employee who is entitled to severance pay upon retirement are based on the number of years of employment and the last salary of this employee. This liability is partially covered by deposits with managerial insurance policies. The net amount of the liability for severance pay included in the statement of financial position as of December 31, 2013 and 2012 reflects the difference between the severance pay liability and the plan’s assets.

b.	Defined contribution plan

The US subsidiary has a defined contribution retirement plan (the Contribution Plan) under the provisions of Section 401(k) of the Internal Revenue Code (Code) that covers eligible U.S. employees as defined in the Contribution Plan. Participants may elect to contribute up to a maximum amount prescribed by the Code. The US subsidiary, at its discretion, makes matching contributions equal to the mandatory minimum 3% non-elective (employer level) safe harbor contribution of the participants annual compensation. For the years ended December 31, 2013, 2012 the US subsidiary made 401(k) Plan contributions of approximately $87 thousand and $54 thousand respectively.

37

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 9 – Retirement benefits obligation (continued):

c.	Liability for severance pay under defined benefit plan

The amounts recognized in the balance sheet were determined as follows:

	December 31
In thousand U.S dollars	2013	2012
Present value of funded obligations	9,771	6,019
Fair value of plan assets	7,012	4,867
Liability in the balance sheet	2,759	1,152

Changes in that part of the severance pay and pension liabilities that constitute a defined benefit plan in the reported years are as follows:

In thousand U.S dollars	2013	2012
Balance at beginning of year	6,019	4,360
Current service cost	1,347	1,068
Interest expense	325	231
Exchange differences	502	134
	8,193	5,793
Re-measurements:
Loss from change in financial assumptions	647	581
Experience (gains)/losses	1,209	(2)

Payments:
payments made from plan assets	(277)	(345)
payments made from non-plan assets	(1)	(8)
Balance at end of year	9,771	6,019

Changes in the fair value of plan assets in the reported years are as follows:

In thousand U.S dollars	2013	2012
Balance at beginning of year	4,867	3,827
Interest income	271	208
Exchange differences	413
Contributions-
Employer	1,428	1,266

Payments-
payments made from plan assets	(277)	(345)

Re-measurements:
Return on plan assets, excluding amounts included in interest expense	310	(89)
Balance at end of year	7,012	4,867

38

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 9 – Retirement benefits obligation (continued):

The amounts recognized in the statements of income in the reported periods were as follows:

In thousand U.S dollars	2013	2012
Current service cost	1,347	1,068
Interest costs	54	23
Total recognized in payroll expenses	1,401	1,091

The significant actuarial assumptions were as follows:

	December 31, 2013	December 31, 2012
Discount rate	4.912%	4.823%
Inflation	2.47%	2.56%
Salary growth rate	7%	6%
Pension growth rate	4.912%	4.823%

Termination Rates for December 31, 2013 and 2012 depends on the employee date of employment. When occupation date is before/equal to 31 Dec 2004: 2.00%; When accupation date is after 31 Dec 2004: 11.00%.

Note 10 - Commitments and contingent liabilities

Commitments:

a.	Lease agreements

In September 2013, the Israeli subsidiary exercised its option to extend the existing operating lease agreement for a period of additional 5 years until the end of February 2019. As part of this agreement the Israeli subsidiary had secured a bank guarantee in the amount of approximately $1,347 thousand (denominated in NIS).

Rent expenses for the Company for the years ended December 31, 2013 and 2012 were $1,447 thousand and $1,060 thousand, respectively.

Future minimum annual lease commitments under all of the Company’s operating lease agreements are as follows:

U.S. dollars in thousands
Years ending December 31:
2014	1,333
2015	1,329
2016	1,242
2017	1,214
2018	1,214
2019	202
6,534

39

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 10 - Commitments and contingent liabilities (continued):

Other lease agreements

The Israeli subsidiary leases vehicles under vehicle operating lease agreements.

Vehicles lease expenses for the Company for the years ended December 31, 2013 and 2012 were $600 thousand and $554 thousand, respectively.

Future minimum annual lease commitments under operating lease agreements are as follows:

U.S. dollars in thousands
Years ending December 31:
2014	541
2015	308
2016	107
956

b.	Royalty and commissions bearing agreements

The Cypriot subsidiary signed a number of license agreements and technology transfer agreements with third parties. The agreements allow the Cypriot subsidiary to utilize and leverage the third parties’ technology in order to integrate it into the Company’s products (“Integrated Product”). In consideration thereof, the Cypriot subsidiary is obligated to pay royalties to each of the third parties, for each unit of the applicable Integrated Product sold to other parties. Some agreements include special terms, such as entitlement of the third party to purchase from the Cypriot subsidiary the applicable integrated product at a specified purchase price as stipulated in the agreement.

As a result, the Company recorded during the years ended December 31, 2013 and 2012, expenses of approximately $920 thousand and $554 thousand in the financial statements, respectively. These expenses are classified as a component of cost of revenues.

In connection with multiple contractor and agent agreements, the Company is committed to pay commissions ranging between 1% and 3% of the direct sales earned directly as a result of these agreements. These expenses are classified as a component of sales and marketing.

c.	Bank guarantees

The Israeli subsidiary had secured several bank guarantees in a total amount of approximately $1,682 thousand (denominated in NIS) mainly in connection with a lease agreement and the employment encouragement plan of the Israeli Ministry of Industry, Trade and Labor plan it had undertaken.

40

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 10 - Commitments and contingent liability (continued):

d.	Contingent liabilities:

1)	In March 2007, a consultant of the Company filed a claim in an Israeli court against the Company claiming that the Company owes the consultant a commission from proceeds received by the Company from a customer. The amount claimed was NIS 2.5 million (approximately $670 thousand). According to the district court’s judgment received in February 2010 and the complementary resolution received in August 2010, the Company is committed to pay commissions to the former consultant from proceeds received by the Company for each purchase order received from a certain customer, excluding certain research and development reimbursements, which are less than $150 thousand, and within two years of each purchase order. After the Company filed an appeal, in February 2013, the parties came to a final settlement agreement, which was approved by the Supreme Court, according to which the Company paid the consultant $300 thousand, as well as the remainder accrued commissions payable as of December 2012. An adequate provision was recorded in the financial statements as of December 2012 and the total amount was paid in 2013.

2)	In December 2008, a former distributor of the Company filed a claim against the Cypriot subsidiary in an Israeli court for alleged misrepresentation concerning Company’s product. In January 2012, the parties have come to an agreement according to which the claim was dismissed without material consequences to the Company.

3)	In October 2012, the Cypriot and Israeli subsidiaries received a lawsuit filed by a former consultant of the Cypriot subsidiary, claiming Euro 260 thousand (approximately $340 thousand) for early termination of the consultancy agreement, reputational damages and interest. On January 22, 2014, the Court rejected the former consultant’s claim and the case was dismissed.

41

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 - Shareholders’ equity

Share capital - composition

a.	The issued share capital of the Company is composed of Class A Ordinary shares (with no liquidation preference), Ordinary shares (with liquidation preference), Class B, C, D, E, F1 and F2 Shares, all at EUR 0.01 par value. The Ordinary shares (with liquidation preference) are herein referred to in this note as Ordinary shares.

	Number of shares		U.S dollars in thousands
		Issued and	Issued and
	Authorized	paid up	paid up
	December 31, 2013
Ordinary shares	200,000,000	60,559,715	680
Class A Ordinary shares	100,000,000	32,070,835	345
Class B Ordinary shares	25,000,000	6,703,520	75
Class C Ordinary shares	25,000,000	3,390,490	35
Class D Ordinary shares	50,000,000	32,164,955	415
Class E Ordinary shares	20,000,000	11,749,700	155
Class F1 Ordinary shares	15,000,000	14,326,650	165
Class F2 Ordinary shares	65,000,000	41,547,280	480
	500,000,000	202,513,145	2,350

	Number of shares		U.S dollars in thousands
		Issued and	Issued and
	Authorized	paid up	paid up
	December 31, 2012
Ordinary shares	200,000,000	77,546,385	850
Class A Ordinary shares	100,000,000	40,190,595	435
Class B Ordinary shares	25,000,000	11,913,135	130
Class C Ordinary shares	25,000,000	4,818,795	50
Class D Ordinary shares	50,000,000	43,469,535	560
Class E Ordinary shares	20,000,000	14,047,435	185
	420,000,000	191,985,880	2,210
b.	On August 15, 2013 the Company amended its Articles of Association. Accordingly, the authorized shares were divided differently among the different classes of shares (while the total authorized share capital remained the same). Following this amendment, authorized shares are as follows: 100,000,000 class A shares, 200,000,000 Ordinary shares, 25,000,000 class B shares, 25,000,000 class C shares, 50,000,000 class D shares, 20,000,000 class E shares and 80,000,000 class F shares divided into (i) 15,000,000 F1 shares and (ii) 65,000,000 F2 shares.

42

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 - Shareholders’ equity (continued):

The shares of the Company have the following significant rights:

Voting

The holders of Ordinary Shares, and Class A, B, C, D, E, F1 and F2 Ordinary shares have identical voting rights. The holders of class D shares have a veto right with respect to certain related party transactions and the right to designate a director of the Company. The holders of F1 shares have the right effectively to designate a director of the Company. The holders of Class D shares and Class F shares have the right to veto further issuances of Class D shares and Class F shares, respectively. All of the special rights described above will terminate upon the closing of an initial public offering of the Company’s securities (an “IPO”).

Conversion

Each holder of Class B, C, D, E, F1 and F2 shares shall have the right, at any time and from time to time, to convert each share held by it into one fully paid and non-assessable Ordinary share. The Class A shareholders have the right to convert to Ordinary shares, however, their shares will not have any additional rights nor liquidation preference as a result of such conversion. In addition, immediately prior to an initial public offering of stock of the Company, all shares of the Company shall automatically convert into Ordinary shares, with no effective liquidation rights, on the date of the initial public offering.

In connection with the consummation of the Company’s IPO or upon receipt of notice from the Company of the listing for trading of the Company’s shares on a securities exchange, all Class A shares, Class B shares, Class C shares, Class D shares, Class E shares and Class F shares, will immediately be converted into the same number of Ordinary shares and will forfeit special rights, including the Ordinary shares’ liquidation preferences.

Anti-Dilution Rights

Certain Ordinary shares, and certain Class B, C, D, E, F1and F2 shares have the following contractual anti-dilution rights.

At any time prior to an initial public offering of the Company’s securities, in the event the Company issues any shares to a third party in return for an investment (the “Subsequent Investment”) and the Subsequent Investment is made based on a price per share of less than the “Adjusted Price Per Share” (as defined in the relevant Investment Agreement to which a shareholder is a party), then the Investors (as defined in the relevant agreement) shall be issued additional shares of the Company of the relevant class of shares held by such shareholder, for no further consideration, such that the number of shares of the relevant class held by such Investor shall be increased to such number of shares as such Investor would have held had it originally purchased such shares for the lower price at which shares are proposed to be issued.

The anti-dilution feature is an embedded derivative and therefore should be recognized and subsequently measured at fair value through profit or loss. The fair value of this derivative is immaterial.

43

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 - Shareholders’ equity (continued):

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, the Company undertakes that (i) each holder of Class B and Ordinary shares that is a party to an Investment Agreement providing for a liquidation preference and (ii) each holder of Class C, D, E, F1 and F2 shares shall be entitled to receive, out of the assets of the Company invested by such holder in the Company (the “Consideration Amount of such holder). Such distribution will be made pro rata to all holders entitled to a liquidation preference, until each holder has received the full Consideration Amount to which it is entitled, after which such holder will not participate in the preferential distribution.

After the full preferential amount referred to above has been distributed to all shareholders entitled thereto, the Company’s remaining assets and funds available for distribution will be distributed pro rata to all shareholders.

There is no deemed liquidation that requires redemption of the shares.

Following is a summary of the equity activity for the years ended December 31, 2013 and 2012:

	Class A Ordinary shares	Class B Ordinary shares	Class C Ordinary shares	Class D Ordinary shares	Class E Ordinary shares	Class F1 Ordinary shares	Class F2 Ordinary shares	Ordinary shares
	Number of shares – issued and outstanding
Balance, as of December 31, 2011	40,190,595	11,913,135	4,818,795	43,469,535	14,047,435			77,434,845
Exercise of options								111,540
Balance, as of December 31, 2012	40,190,595	11,913,135	4,818,795	43,469,535	14,047,435			77,546,385
Exercise of options								6,229,270
Issuance of F1 shares						4,297,995
Conversion of Ordinary, class A, B, C, D and E shares into F1 and F2 shares	(8,119,760)	(5,209,615)	(1,428,305)	(11,304,580)	(2,297,735)	10,028,655	41,547,280	(23,215,940)
Balance, as of December 31, 2013	32,070,835	6,703,520	3,390,490	32,164,955	11,749,700	14,326,650	41,547,280	60,559,715

44

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 - Shareholders’ equity (continued):

c.	Investment transactions

On June 28, 2013, the Company entered into a share purchase agreement with an investor pursuant to which the Company agreed to sell and issue to the investor 4,297,995 Class F1 Shares par value EUR 0.01 each, at a purchase price of $6.98 per share and total consideration of $30,000,000.  On the same day, investors, including the investor in the preceding sentence, entered into an agreement with the Company and a newly formed Dutch private company, Driving Momentum BV (“Newco”), which owned 500 Ordinary shares of the Company pursuant to which Newco agreed to sell to the investors an aggregate of 10,028,655 Class F1 and 41,547,280 Class F2 shares. NewCo then purchased 51,575,935 issued and outstanding Class A, Ordinary Shares , Class B, Class C, Class D and Class E shares of the Company from existing shareholders, at a purchase price of US $6.61 (net of expenses) per share. Newco converted the 51,575,935 shares it had acquired from the existing shareholders into 10,028,655 Class F1 and 41,547,280 Class F2 shares. The closing of the purchase of the 4,297,995 F1 shares from the Company and the 10,028,655 Class F1 and 41,547,280 Class F2 shares from Newco occurred on August 22, 2013.  The repurchase conversion and sale of the shares took place simultaneously. Subsequent to the completion of these transactions, Newco, which did not have any substantive net assets, was merged with the Company. This transaction was accounted for as benefit to participating shareholders of the Class A, B, C, D, E and Ordinary shares.

d.	Share based payments

The Company has adopted a stock option plan (the “Plan”), whereby up to 11% (out of the Company’s issued and outstanding aggregate number of shares of all classes) options may be granted to employees and service providers for purchase of the Company’s Ordinary shares. Under the terms of the Plan, the board of directors or the designated committee will grant options and will determine the period over which options become exercisable and the exercise terms. The grant of options to Israeli employees and service providers under the Plan is subject to terms stipulated by Section 102 of the Israeli Income Tax Ordinance (“the Ordinance”). The Company usually grants options that vests over a period of 4.5 years and expire 7 years after grant. Each option can be exercised into one Ordinary share EUR 0.01 par value of the Company.

The following table summarizes information about options under the Company’s plan outstanding at December 31, 2013 and 2012:

Options outstanding
					Weighted average	Weighted average
					remaining	remaining
	Number outstanding at		Number exercisable at		contractual life	contractual life
Exercise price	December 31		December 31		(in years)	(in years)
(US $)	2013	2012	2013	2012	2013	2012
0.096 – 0.376	2,669,525	4,973,950	2,529,525	4,973,950	3.09	2.0
0.554 – 0.776	697,175	975,400	697,175	975,400	3.0	2.0
1.13 – 1.44	1,173,375	1,782,570	1,173,375	1,782,570	3.0	2.0
2.274 – 2.991	1,894,600	2,165,030	1,865,650	1,980,495	3.01	2.36
3.7	9,963,295	3,012,975	2,442,535	584,145	5.69	5.49
6.98	1,096,470	-	3,440	-	7.0	-
	17,494,470	12,909,925	8,711,700	10,296,560

45

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 - Shareholders’ equity (continued):

Following is a summary of the status of the option plan as of December 31, 2013 and 2012 and the changes during the years ended on those dates.

	2013		2012
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Options outstanding at
beginning of year	12,909,925	1.5	12,585,885	1.41
Changes during the year:
Granted	11,054,315	3.90	897,955	3.70
Exercised	(6,229,270)	1.55	(111,540)	0.52
Forfeited	(240,500)	3.47	(462,375)	3.60
Options outstanding at end of year	17,494,470	2.97	12,909,925	1.50
Options exercisable at year-end	8,711,700	1.89	10,296,560	1.09

The fair value of options granted was estimated using the Black-Scholes option pricing model, and based on the following assumptions:

	Year ended December 31
	2013	2012
Risk-free interest rate	0.19%-2.74%	0.88%-1.33%
Expected option term	1-12.35 years	6.26-7.06 years
Expected price volatility	42%-53%	52%-53%
Dividend yield	0%	0%
weighted average fair value at the date of grant	$2.22	$2.05

The Company’s computation of expected volatility was based on comparable companies. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

Share-based compensation expenses included in the Company’s Statements of Operations were:

	Year ended December 31
	2013	2012
	U.S. dollars in thousands
Cost of Revenues	16	32
Research and development, net	2,320	1,124
Sales and marketing	5,861	565
General and administrative	4,934	134
Total stock-based compensation	13,131	1,855

46

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 12 - Related parties

Key management includes directors (executive and non-executive).

The compensation paid or payable to key management for employee services is shown below:

	2013	2012
	U.S. dollars in thousands
Salaries and social benefits	696	613
Stock based compensation	9,710	-
Total compensation	10,406	613

Note 13 - Subsequent events

a)	Subsequent to December 31, 2013, the Company granted to its employees additional 13,455,700 options exercisable into the same amount of the Company’s Ordinary shares, at a weighted average exercise price of $7.82 per share. Of these options, 11,500,000 were granted to two of the Company executive directors, who are also shareholders and 200,000 to non-executive directors.
b)	The Company decided to increase the stock option plan pool, from 11% to up to 18% options out of the Company’s outstanding aggregate number of shares of all classes. See also note 11d.
c)	In July 2014, the Company’s shareholders approved a five-for-one stock split of all classes of the Company’s shares. In addition, the shareholders approved an increase to the number of authorized shares of all classes of shares. The accompanying financial statements and notes to the financial statements give retroactive effect to these resolutions for all periods presented. See also note 2t.
d)	On August 6, 2014, the Company closed its initial public offering (IPO), which included an issuance of 8,325,000 Ordinary shares (with no liquidation preference), at $25 per share, before underwriting discounts and commissions. In addition, prior to the IPO certain shareholders exercised 1,463,051 options to acquire Ordinary shares, for an aggregate exercise price of $1,470,169.

The IPO generated net proceeds to the Company of approximately $193.7 million. Immediately prior to the IPO, the outstanding shares of all classes were converted on a 1:1 basis into Ordinary shares. Following the IPO, the number of issued and outstanding Ordinary shares is 212,301,196.

e)	Prior to the IPO in August 2014, the Company reorganized its internal corporate structure and all of its intellectual property, formerly owned by the Cypriot subsidiary, was transferred to the Israeli subsidiary.

47

MOBILEYE N.V.

BALANCE SHEETS

(After appropriation of results)

As of December 31

In thousand U.S dollars	2013	2012
Assets
Tangible fixed assets
Property and equipment	-	-
Financial fixed assets
Investment in subsidiaries	97,974	66,171
Total non-current assets	97,974	66,171
Receivables
Receivable from subsidiaries	5,081	3,473
Other receivables	1	62
	5,082	3,535

Cash	38,527	1,981
Total current assets	43,609	5,516

Total assets	141,583	71,687

Equity
Share capital	2,350	2,210
Additional paid-in capital	240,572	189,953
Other reserves	612	221
Accumulated deficit	(102,529)	(120,798)
Shareholders’ equity	141,005	71,586
Long term accrued severance pay	22	19
Investment in subsidiaries	-	-
Total non-current liabilities	22	19
Other trade payables	556	82
Total current liabilities	556	82
Total liabilities	578	101
Total equity and liabilities	141,583	71,687

48

MOBILEYE N.V.

INCOME STATEMENTS

For the year ended December 31

In thousand U.S dollars	2013	2012

Share of profit of investments after tax	19,843	(50)
Other income and expense after tax	(110)	51
Profit (Loss) for the year	19,733	1

49

MOBILEYE N.V.

NOTES TO FINANCIAL STATEMENTS

Note 1 - General

1.1 Reporting entity

The financial statements of Mobileye N.V. (the ‘Company’) are included in the consolidated statements of Mobileye.

1.2 Basis of preparation

The company financial statements have been prepared in accordance with Part 9, Book 2 of the Dutch Civil Code. In accordance with subarticle 8 of article 362, Book 2 of the Dutch Civil Code, the company’s financial statements are prepared based on the accounting principles of recognition, measurement and determination of profit, as applied in the consolidated financial statements. These principles also include the classification and presentation of financial instruments, being equity instruments or financial liabilities.

As the financial data of the company are included in the consolidated financial statements, the income statement in the company financial statements is presented in its condensed form (in accordance with article 402, Book 2 of the Dutch Civil Code).

In case no other policies are mentioned, refer to the accounting policies as described in the accounting policies in the consolidated financial statements of this Annual Report. For an appropriate interpretation, the company financial statements of 3IFRS NV should be read in conjunction with the consolidated financial statements.

All amounts are presented in $’000, unless stated otherwise.

The company prepared its consolidated financial statements in accordance with the International Financial Reporting Standards (‘IFRS’) as adopted by the European Union.

1.3 Significant accounting policies

1.3.1.    Investments in consolidated subsidiaries

Investments in consolidated subsidiaries are entities (including intermediate subsidiaries and special purpose entities) over which the company has control, i.e. the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are recognized from the date on which control is transferred to the company or its intermediate holding entities. They are derecognized from the date that control ceases.

The company applies the acquisition method to account for acquiring subsidiaries, consistent with the approach identified in the consolidated financial statements. The consideration transferred for the acquisition of a subsidiary is the fair value of assets transferred, liabilities incurred to the former owners of the acquiree and the equity interests issued by the company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in an acquisition are measured initially at their fair values at the acquisition date, and are subsumed in the net asset value of the investment in consolidated subsidiaries. Acquisition-related costs are expensed as incurred.

50

MOBILEYE N.V.

NOTES TO FINANCIAL STATEMENTS (continued)

Investments in consolidated subsidiaries are measured at net asset value. Net asset value is based on the measurement of assets, provisions and liabilities and determination of profit based on the principles applied in the consolidated financial statements.

When an acquisition of an investment in a consolidated subsidiary is achieved in stages, any previously held equity interest is re measured to fair value on the date of acquisition. The re measurement against the book value is accounted for in the income statement.

When the company ceases to have control over a subsidiary, any retained interest is re measured to its fair value, with the change in carrying amount to be accounted for in the income statement.

When parts of investments in consolidated subsidiaries are bought or sold, and such transaction does not result in the loss of control, the difference between the consideration paid or received and the carrying amount of the net assets acquired or sold, is directly recognized in equity.

1.3.2.    Investments; recognition of losses

When the company’s share of losses in an investment equals or exceeds its interest in the investment, (including separately presented goodwill or any other unsecured non-current receivables, being part of the net investment), the company does not recognize any further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the investment. In such case the company will recognize a provision.

1.3.3.    Investments; unrealized gains and losses

Unrealized gains on transactions between the company and its investments in consolidated subsidiaries are eliminated in full, based on the consolidation principles. Unrealized gains on transactions between the company and its investments in associates are eliminated to the extent of the company’s stake in these investments.

Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the assets transferred.

51

MOBILEYE N.V.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 2 - Shareholders’ equity

	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Other reserves	Total
		U.S. dollars in thousands (except for share data)
Balance at December 31, 2011	191,874,340	2,205	187,831	(120,131)	(328)	69,577
Changes during 2012:
Exercise of options	111,540	5	267	-	-	272
Stock-based compensation	-	-	1,855	-	-	1,855
Other comprehensive income	-	-	-	(668)	549	(119)
Profit for the year	-	-	-	1	-	1
Balance at December 31, 2012	191,985,880	2,210	189,953	(120,798)	221	71,586
Changes during 2013:
Exercise of options	6,229,270	85	9,661	-	-	9,746
Stock-based compensation	-	-	13,131	-	-	13,131
Other comprehensive income	-	-	-	(1,464)	391	(1,073)
Issuance of shares, net of issuance costs	4,297,995	55	27,827	-	-	27,882
Profit for the year	-	-	-	19,733	-	19,733
Balance at December 31, 2013	202,513,145	2,350	240,572	(102,529)	612	141,005

52

MOBILEYE N.V.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 3 - Investment in subsidiaries /Loans to investments

In U.S dollars in thousands	2013	2012
Balance at 1 January	66,171	64,476

Share of profits (losses)	19,843	(50)
Stock-based compensation	12,996	1,833
Capital investment	37	31
Comprehensive income	(1,073)	(118)
Balance at 31 December	97,974	66,171

Note 4 - List of subsidiaries and associates

The company’s direct investments comprise the following:

Share in equity
%
Investments in consolidated subsidiaries
Mobileye Inc. (USA)	100
Mobileye Technologies Ltd. (Cyprus)	100
Mobileye Vision Technologies Ltd. (Israel)	100
Mobileye Japan Ltd (Japan)	100
Mobileye Germany GmbH (Germany)	100
Mobileye Automotive Products &Services (Shanghai) Co. Ltd	100

Note 5 – Employees

The average number of employees during the years 2013 and 2012 was 359 and 293, respectively, out of which 1 employee was located in the Netherlands in both years.

Note 6 – Directors’ remuneration

The remuneration of the board of directors is shown below:

	2013	2012
	U.S. dollars in thousands
Ziv Aviram (Supervisory Director)*	2,665	358
Amnon Shashua (Supervisory Director)*	2,459	180
Eyal Deshe (Supervisory Director)	132	-
Noiro Ichihashi (Supervisory Director)	5,129	60
Vivian Rinat (Managing Director)	21	15
	10,406	613

* Those amounts include compensation for services as employee of a subsidiary only.

53

MOBILEYE N.V.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 7 - Audit fees

	2013	2012
	U.S. dollars in thousands
Audit of the financial statements	73	67
Other non-audit services	23	11
	96	78

The fees listed above relate to the procedures applied to the company and its consolidated group entities by accounting firms and external auditors as referred to in article 1(1) of the Dutch Accounting Firms Oversight Act (Dutch acronym: Wta).

The financial statements were approved by the board and authorized for issue on October 7 2014 and signed by:

Amnon Shashua	Ziv Aviram
Chairman and Executive Director	Executive Director
Elected on July 10th 2014	Elected on July 10th 2014

Eyal Deshe	Peter Neustadter
Non-executive Director	Non-executive Director
Elected on July 10th 2014	Elected on July 10th 2014

Tomaso A. Poggio	Judith Richter
Non-executive Director	Non-executive Director
Elected on July 31st 2014	Elected on July 31st 2014

Eli Barkat
Non-executive Director
Elected on July 31st 2014

Ms. Vivian Fransman, managing Director, resigned on June 18, 2014

Mr. Hagai Greenspon, Director, resigned on June 15, 2014

Mr. Norio Icihashi, Director, resigned on June 15, 2014

Mr Nick Advani, resigned on June 16, 2014

54

MOBILEYE N.V.

OTHER INFORMATION

Provisions in the Articles of Association relating to profit appropriation

Article 62 of the Articles of Association stipulates the criteria for Dividends.

62.	(1)	The supervisory board may determine which part of the accrued profits will be accrued. The general meeting shall determine the allocation of profits remaining after reservation by the supervisory board.
	(2)	Dividends may be paid only up to an amount which does not exceed the amount of the distributable part of the net assets.
(3)	Dividends shall be paid after adoption of the annual accounts from which it appears that payment of dividends is permissible.
(4)	The general meeting may subject to due observance of the provision of paragraph 2 resolve to make distributions to the charge of any reserve which need not be maintained by virtue of the law. A resolution of the general meeting to make payments to the charge of any reserve is subject to the approval by the supervisory board.

Proposed loss appropriation

Following the profit appropriation proposed by the management board and pursuant to article 62 of the Articles of Association, an amount of USD 19,733 thousand of the profit for 2013 will be added to the retained earnings. The remainder will be at the disposal of the Annual General Meeting of Shareholders.

Subsequent events

a.	Subsequent to December 31, 2013, the Company granted to its employees additional 13,455,700 options exercisable into the same amount of the Company’s Ordinary shares, at a weighted average exercise price of $7.82 per share. Of these options, 11,500,000 were granted to two of the Company executive directors, who are also shareholders and 200,000 to non-executive directors.

b.	The Company decided to increase the stock option plan pool, from 11% to up to 18% options out of the Company’s outstanding aggregate number of shares of all classes.

c.	In July 2014, the Company’s shareholders approved a five-for-one stock split of all classes of the Company’s shares. In addition, the shareholders approved an increase to the number of aubthorized shares of all classes of shares. The accompanying financial statements and notes to the financial statements give retroactive effect to these resolutions for all periods presented. See also note 2t.

55

d.	On August 6, 2014, the Company closed its initial public offering (IPO), which included an issuance of 8,325,000 Ordinary shares (with no liquidation preference), at $25 per share, before underwriting discounts and commissions. In addition, prior to the IPO certain shareholders exercised 1,463,051 options to acquire Ordinary shares, for an aggregate exercise price of $1,470,169.
The IPO generated net proceeds to the Company of approximately $193.7 million. Immediately prior to the IPO, the outstanding shares of all classes were converted on a 1:1 basis into Ordinary shares. Following the IPO, the number of issued and outstanding Ordinary shares is 212,301,196.

e.	Prior to the IPO in August 2014, the Company reorganized its internal corporate structure and all of its intellectual property, formerly owned by the Cypriot subsidiary, was transferred to the Israeli subsidiary.

Independent auditor’s report

The independent auditor’s report is included on the next pages.

56

MOBILEYE N.V.

AUDITOR REPORT

57

Independent auditor’s report

To: the general meeting of Mobileye N.V.

Report on the financial statements

We have audited the accompanying financial statements 2013 of Mobileye N.V., Amsterdam, as set out on pages 7 to 54. The financial statements include the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2013, the consolidated income statement, the consolidated statement of comprehensive income, changes in equity and cash flows for the year then ended and the notes, comprising a summary of significant accounting policies and other explanatory information. The company financial statements comprise the company balance sheet as at 31 December 2013, the company income statement for the year then ended and the notes, comprising a summary of accounting policies and other explanatory information.

Management board’s responsibility

The management board is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the Report of the management board in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the management board is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the management board, as well as evaluating the overall presentation of the financial statements.

Ref.: eo336407

PricewaterhouseCoopers Accountants N.V., Thomas R. Malthusstraat 5, 1066 JR Amsterdam,

P.O. Box 90357, 1006 BJ Amsterdam, The Netherlands

T: +31 (o) 88 792 00 20, F: +31 (o) 88 792 96 40, www.pwc.nl

‘PwC’ is the brand under which PricewaterhouseCoopers Accountants N.V. (Chamber of Commerce 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (Chamber of Commerce 34180284), PricewaterhouseCoopers Advisory N.V. (Chamber of Commerce 34180287), PricewaterhouseCoopers Compliance Services B.V. (Chamber of Commerce 51414406), PricewaterhouseCoopers Pensions, Actuarial & Insurance Services B.V. (Chamber of Commerce 54226368), PricewaterhouseCoopers B.V. (Chamber of Commerce 34180289) and other companies operate and provide services. These services are governed by General Terms and Conditions (‘algemene voorwaarden’), which include provisions regarding our liability. Purchases by these companies are governed by General Terms and Conditions of Purchase (‘algemene inkoopvoorwaarden’). At www.pwc.nl more detailed information on these companies is available, including these General Terms and Conditions and the General Terms and Conditions of Purchase, which have also been filed at the Amsterdam Chamber of Commerce.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Mobileye N.V. as at 31 December 2013, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of Mobileye N.V. as at 31 December 2013, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under Section 2: 393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the Report of the management board, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2: 392 sub 1 at b-h has been annexed. Further, we report that the Report of the management board, to the extent we can assess, is consistent with the financial statements as required by Section 2: 391 sub 4 of the Dutch Civil Code.

Amsterdam, 8 October 2014

PricewaterhouseCoopers Accountants N.V.

Original has been signed by J. van der Hilst RA

Mobileye N.V. – Ref.: eo336407

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